News Release

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Zurich reports third quarter profit despite extreme market conditions

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SIX Swiss Exchange/
SWX Europe: ZURN
Valor: 001107539

Group Media Relations
phone +41 44 625 21 00
fax +41 44 625 26 41
media@zurich.com

Investor Relations
phone +41 44 625 22 99
fax +41 44 625 36 18
investor.relations@zurich.com

Zurich, November 13, 2008 – Zurich Financial Services Group (Zurich) reported today continuing resilience in its underlying performance for the first nine months of 2008, including a third quarter profit. These results were achieved despite the impact of particularly adverse circumstances during the third quarter, including net capital losses for shareholders of USD 1.1 billion and catastrophe losses attributable to hurricanes Gustav and Ike in the US of USD 595 million.

With all core business segments delivering solid operating performances and continued selective growth in attractive business lines, the Group's business operating profit post-tax return on equity continued to remain above its mid-term target of 16%.

"In the face of such turbulent times, I am particularly pleased in our ability to deliver continued profits and maintain our high solvency ratio," remarked Zurich's Chief Executive Officer James J. Schiro. "These results illustrate the value of our disciplined approach to risk, the strength of our balance sheet and the resilience of our global book of businesses. Looking forward, we see an improving general insurance environment and continued opportunities across all our businesses, leaving us confident in our ability to generate consistent shareholder value."

Nine-month performance highlights[1] include:

- **Business operating profit (BOP) of USD 4.2 billion, a decrease of 15%. Annualized BOP ROE[2] after tax of 16.4%**
- **Net income[3] of USD 2.8 billion, a decrease of 32%. Annualized return on equity (ROE) of 14.5%**

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- **General Insurance gross written premiums and policy fees of USD 29.2 billion, up 7% or 1% in local currencies, and a combined ratio of 98.7%, with hurricanes Gustav and Ike accounting for 2.4 points**
- **Global Life new business value[4], after tax, up 6% to USD 511 million, with new business margin, after tax (as % of APE), of 22.4% and APE up 14% or 9% in local currencies**
- **Farmers Management Services' management fees and other related revenues up 9% to USD 1.8 billion**
- **Shareholders' equity of USD 23.9 billion, a decrease of 17% over year end, largely due to unrealized losses**

From a discrete third quarter perspective, the Group achieved a business operating profit of USD 636 million and net income[3] after tax of USD 154 million, despite not applying accounting treatments (i.e. the amendments to the IAS 39 accounting rule as endorsed by the International Accounting Standards Board) that would have permitted the reclassification of certain trading assets.

Building off its strong balance sheet, adequate liquidity and a comfortable solvency position, Zurich continues to exploit profitable opportunities in its chosen markets by delivering the right services and solutions where and when it matters to its customers. Reflecting the ongoing successful integration process of its recent acquisitions in Europe, the US and emerging markets, the Group has continued to expand its product range and distribution capabilities, facilitating profitable growth despite challenging market conditions.

On a parallel track, the Group has continued to transform its operating platforms in ways that improve the effectiveness and efficiency of its business. While on track to achieve its USD 800 million target for The Zurich Way initiatives in 2008, Zurich is announcing that it is increasing and extending its targets for after-tax operational improvements under the program to USD 2.7 billion from 2009 to 2011, or USD 900 million for

each of the three years. Beyond The Zurich Way initiatives, the Group is also targeting an additional USD 200 million in expense savings to mitigate against current economic challenges.

General Insurance:

in USD millions, for the nine months ended September 30	2008	2007	Change in USD	Change in LC
General Insurance gross written premiums and policy fees	**29,207**	27,323	7%	1%
General Insurance business operating profit	**2,578**	2,779	(7%)	
General Insurance combined ratio (in %)	**98.7%**	96.9%	(1.9 pts)	

General Insurance continued to demonstrate the fundamental strength of its well-diversified book of business by delivering selective top line growth and a resilient bottom line despite a competitive market environment. Business operating profit was down 7% to USD 2.6 billion, largely driven by increased losses from large and mid-size claims and the impact of lower premium rates, while benefiting from top and bottom line growth in Europe and select emerging markets. The combined ratio increased overall by 1.9 percentage points to 98.7%.

Gross written premiums and policy fees increased overall by 1% in local currencies (7% in dollar equivalent terms) as a result of selective growth, both by successfully exploiting organic growth opportunities within attractive market segments as well as through the integration of recent acquisitions. In line with the Group's strategic direction, declines in premium volumes occurred in areas where rates continue to be under pressure, such as in certain commercial lines in the US and UK. However, rate reductions have slowed across the General Insurance portfolio, with pricing improvements now evident in a number of markets.

The results of the business divisions were mixed. In Europe General Insurance, a combination of enhanced product propositions, effective distribution initiatives, improved renewal rates and tactical acquisitions

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generated profitable growth of 6% in local currencies. At North America Commercial, the continued application of enhanced segmentation techniques, underwriting discipline and proactive targeting of profitable lines of business mitigated a significant portion of the effects of a challenging rate environment, but the Group still reduced premium volumes where margins were not attractive while the effects of the recent hurricanes drove down profitability. Reflecting Zurich's disciplined underwriting approach, Global Corporate's gross written premiums dropped 2% in local currencies, while the impact of the US catastrophes and other large losses lowered profitability. International Businesses continued to experience solid growth and increased profitability across all its regions, resulting in a 10% increase in gross written premiums in local currencies and a nearly 40% increase in profitability.

Global Life:

in USD millions, for the nine months ended September 30	2008	2007	Change in USD	Change in LC
Global Life gross written premiums, policy fees and insurance deposits	**15,055**	15,366	(2%)	(8%)
Global Life business operating profit	**1,224**	1,090	12%	
Global Life new business annual premium equivalent (APE)	**2,282**	2,002	14%	9%
Global Life new business margin, after tax (as % of APE)	**22.4%**	24.0%	(1.6 pts)	
Global Life new business value, after tax	**511**	480	6%	

Despite a difficult market environment, the Global Life segment continued its strong performance through the first nine months, with new business value, after tax, rising 6% to USD 511 million. Business operating profit increased by 12% to USD 1.2 billion, primarily as a result of improved results in the UK and Germany, where recent changes to the supervisory law that determines policyholder participation had a beneficial impact. New business annual premium equivalent (APE) grew by 14%, or 9% in local currencies, with significant increases in sales volume in Germany, Spain and emerging markets. While these results were in part offset by lower volumes

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in the US and reduced margins in the UK, the new business margin remained overall at a continually strong level of 22.4%.

The main drivers of APE growth were increases in unit-linked pensions volumes in Germany, continued growth in Zurich International Solutions and the uplift stemming from the fast and effective integration of the Group's 50% stakes in the insurance operations of Banco Sabadell S.A. and Caixa d'Estalvis de Sabadell in Spain. The newly acquired operations accounted for USD 21 million of APE in the weeks following the closing of these transactions. This positions Zurich as the second largest insurer in Spain with an overall market share of 6.5%.

Farmers Management Services:

in USD millions, for the nine months ended September 30	2008	2007	Change in USD	Change in LC
Farmers Management Services management fees and other related revenues	1,831	1,679	9%	9%
Farmers Management Services gross management result	875	816	7%	
Farmers Management Services business operating profit	919	1,005	(9%)	
Farmers Management Services managed gross earned premium margin	7.1%	7.1%	-	

Farmers' management fees and other related revenues grew by 9% to USD 1.8 billion, as the Farmers Exchanges, which Zurich manages but does not own, delivered 6% premium growth in the first nine months of 2008 despite flat market conditions. The gross management result improved by 7%, maintaining the managed gross earned premium margin unchanged at 7.1%. Business operating profit decreased 9% to USD 919 million, largely driven by lower investment income as a result of markedly higher dividends and cash transfers to the Corporate Center, reflecting the Group's disciplined capital management strategy.

The Exchanges' strong growth was driven in part by continuing the successful rollout of Bristol West's products throughout the Exchanges'

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distribution platform, with Bristol West's premiums growing strongly by 25%, and further progression in the transfer of North America Commercial's Small Business Solutions book. Farmers also continues to make investments to further support profitable growth by distribution and products through various initiatives such as growing the Exchanges' increasingly productive tied-agent sales force, focusing on growing ethnic customer groups as well as targeting growth in the independent agency channel in the Eastern United States.

Other Businesses: Reflecting the impact adverse financial markets have had on the Group's run-off and non-core businesses, the Other Businesses segment saw its business operating profit decrease by USD 609 million to USD 6 million.

Group investments:

in USD millions, for the nine months ended September 30	2008	2007	Change in USD	Change in LC
Group investments average invested assets	185,308	191,506	(3%)	
Group investments results, net	4,746	7,467	(36%)	
Group investments return (as % of average invested assets)	2.6%	3.9%	(1.3 pts)	

Considering the recent volatility of financial markets, the Group's net return on Group investments of 2.6% (not annualized) and its total return of -0.4% reflect its disciplined approach to managing assets relative to liabilities on a risk-adjusted basis. The net investment result for Group investments amounted to USD 4.7 billion, down 36%, while net capital losses on Group investments amounted to USD 1.8 billion. In the third quarter, net capital losses were driven by USD 1.1 billion of impairments, which includes impairments on debt securities issued by Lehman Brothers, Washington Mutual and Sigma Finance Corporation as well as equity impairments and write-downs on other debt instruments.

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Capital management-related issues: Zurich has paid out to shareholders approximately CHF 3.2 billion in gross dividends and share buybacks in 2008. In conjunction with net unrealized losses of USD 3.5 billion, these developments resulted in a decrease in shareholders' equity over year end of 17% or 11% in the quarter. However, translation adjustments, primarily as a result of European currencies weakening against the US dollar since the half year, were an important driver behind the third quarter's reduction in shareholders' equity as evidenced by the fact that measured in Swiss francs the book value per share was down only by 1% for the quarter.

Zurich's strong balance sheet builds on prudent capital management, which to some extent must be assessed relative to the economic environment and outlook. Considering the current market volatility, the Group is not buying back shares as part of the previously announced CHF 2.2 billion share buyback program.

With Zurich's capital surplus as of October 31, 2008 reflecting a strong Group solvency position (Solvency I) of 159%, the Group remains confident that it is not only well positioned to weather the current financial-market crisis but to take advantage of opportunities both currently and once a more stable economic environment returns.

[1] All comparisons refer to the first nine months of 2007 unless stated otherwise.

[2] ROE calculated on common shareholders' equity. See the Financial Supplement and the Financial Review on the Investor Relations page of our Web site www.zurich.com for further information on shareholders' and common shareholders' equity.

[3] Attributable to shareholders.

[4] Calculated on the European Embedded Value basis.

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Note to Editors:

There will be a **telephone conference** with a Q&A session for analyst and investors at 9:30 a.m. CET. Media may listen in by telephone. Please dial in to register approximately 3 to 5 minutes prior to the start of the conference.

Dial-in numbers:

- Continental Europe +41 (0)91 610 56 00
- UK +44 (0)207 107 06 11
- USA +1 (1) 866 291 41 66

The presentation to analysts and investors will be **audio webcast** on our Web site www.zurich.com live, followed by a webcast playback available after 12 p.m. CET.

The **presentation** for analysts and media, as well as supplemental information including information on the business divisions and the discrete third quarter results, will be available on our Web site www.zurich.com. The presentation will be published at 9:00 a.m. CET. Please click on the "Nine Months Results Reporting 2008 - Media View" link in the middle at the bottom of our homepage.

Multimedia material will be available in the morning at http://www.zurich.com/multimedia. If you are a first-time user, please take a moment to register. In case you have any questions, please e-mail: journalisthelp@thenewsmarket.com.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

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Financial Highlights (unaudited)

The following table presents the summarized consolidated results of the Group for the nine months ended September 30, 2008 and 2007 and the financial position as of September 30, 2008 and December 31, 2007, respectively. Interim results are not necessarily indicative of full-year results. All amounts are shown in USD millions and rounded to the nearest million unless otherwise stated with the consequence that the rounded amounts may not add to the rounded total in all cases. All ratios and variances are calculated using the underlying amount rather than the rounded amount. This document should be read in conjunction with the Zurich Financial Services Group Annual Report 2007. Certain comparatives have been restated as a result of a change in accounting policy. Comparatives for return on common shareholders' equity and business operating profit (after tax) return on common shareholders' equity have also been restated as the calculation has been changed from a compound to a linear basis.

in USD millions, for the nine months ended September 30, unless otherwise stated	2008	2007	Change in USD[1]	Change in LC[1]
Business operating profit	**4,185**	4,910	(15%)	
Net income attributable to shareholders	**2,834**	4,185	(32%)	
General Insurance gross written premiums and policy fees	**29,207**	27,323	7%	1%
Global Life gross written premiums, policy fees and insurance deposits	**15,055**	15,366	(2%)	(8%)
Farmers Management Services management fees and other related revenues	**1,831**	1,679	9%	9%
General Insurance business operating profit	**2,578**	2,779	(7%)	
General Insurance combined ratio	**98.7%**	96.9%	(1.9 pts)	
Global Life business operating profit	**1,224**	1,090	12%	
Global Life new business annual premium equivalent (APE)	**2,282**	2,002	14%	9%
Global Life new business margin, after tax (as % of APE)	**22.4%**	24.0%	(1.6 pts)	
Global Life new business value, after tax	**511**	480	6%	
Farmers Management Services gross management result	**875**	816	7%	
Farmers Management Services business operating profit	**919**	1,005	(9%)	
Farmers Management Services managed gross earned premium margin[2]	**7.1%**	7.1%	-	
Group investments average invested assets	**185,308**	191,506	(3%)	
Group investments results, net	**4,746**	7,467	(36%)	
Group investments return (as % of average invested assets)	**2.6%**	3.9%	(1.3 pts)	
Shareholders' equity[3]	**23,900**	28,945	(17%)	
Diluted earnings per share (in USD)	**20.14**	28.76	(30%)	
Diluted earnings per share (in CHF)	**21.28**	35.03	(39%)	
Return on common shareholders' equity (ROE)	**14.5%**	21.0%	(6.5 pts)	
Business operating profit (after tax) return on common shareholders' equity	**16.4%**	18.6%	(2.1 pts)	

[1] Parentheses around numbers represent an adverse variance.

[2] Farmers Management Services' managed gross earned premium margin is calculated as gross operating profit of Farmers Management Services divided by the gross earned premium of the Farmers Exchanges, which we manage but do not own.

[3] As of September 30, 2008 and December 31, 2007 respectively.

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Disclaimer and cautionary statement

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Zurich Financial Services' plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our key markets; (ii) performance of financial markets; (iii) levels of interest rates and currency exchange rates; (iv) frequency, severity and development of insured claims events; (v) mortality and morbidity experience; (vi) policy renewal and lapse rates; and (vii) changes in laws and regulations and in the policies of regulators may have a direct bearing on Zurich Financial Services' results of operations and on whether Zurich Financial Services will achieve its targets. Zurich Financial Services undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

This communication is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) or to whom it may otherwise lawfully be communicated (all such persons together being referred to as relevant persons). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

It should be noted that past performance is not a guide to future performance. Please also note that interim results are not indicative of the full year results.

Persons requiring advice should consult an independent adviser.

THE OFFER TO REPURCHASE SECURITIES OF ZURICH FINANCIAL SERVICES IS NOT MADE IN THE UNITED STATES AND TO US PERSONS AND MAY BE ACCEPTED ONLY BY NON-US PERSONS AND OUTSIDE THE UNITED STATES. OFFERING MATERIALS WITH RESPECT TO THIS OFFER MAY NOT BE DISTRIBUTED IN OR SENT TO THE UNITED STATES AND MAY NOT BE USED FOR THE PURPOSE OF SOLICITATION OF AN OFFER TO PURCHASE OR SELL ANY SECURITIES IN THE UNITED STATES.

investor relations/Home-Office/Zurich
Sent by: Karin M Winter

13.11.2008 07:20

To presseinfo@swx.com
cc Raffaella Russi/Home-Office/Zurich@Zurich, Claudia Biedermann/Home-Office/Zurich@ZURICH, Ulrich Marti/Home-Office/Zurich@ZURICH
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Subject Admission Board Circular No. 1

History: This message has been forwarded.

Zurich HelpPoint

Dear Madam / Sir,

Based on Admission Board Circular No. 1, Zurich Financial Services reports that the following financial publications of its Q3 2008 result are published today on the Zurich Web site:

- Financial Review
- Financial Highlights
- Embedded Value Results
- Financial Supplement

They can be found on http://www.zurich.com/main/investors/resultsandreports/quarterlyresults/introduction.htm

Yours sincerely, Investor Relations

Investor Relations

Investor Relations
Zurich Financial Services
Mythenquai 2
CH-8022 Zurich, Switzerland

Office: +41(0)44 625 2299
Fax: +41(0)44 625 3618

E-Mail: investor.relations@zurich.com
Internet: http://www.zurich.com/

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